CATALYST CAPITAL ADVISORS LLC

36 North New York Avenue

Huntington, NY

October 17, 2016

Mutual Fund Series Trust

c/o Tobias Caldwell
17605 Wright Street
Omaha, NE 68130

Re: Advisory Fee Waiver for Catalyst Intelligent Alternative Fund

Dear Mr. Caldwell:

As you are aware, Catalyst Capital Advisors LLC (the “Adviser”) has contractually agreed to waive a portion of its advisory fees for the benefit of Catalyst Intelligent Alternative Fund (the “Fund”). The Adviser agrees, effective November 1, 2016, to reduce or limit its advisory fees under that certain Investment Advisory Agreement between Mutual Fund Series Trust and the Adviser, with respect to the Fund (the “Advisory Agreement”) so that such fees, on an annual basis, do not exceed 0.10% of the Fund’s average daily net assets. This letter agreement shall remain in effect until October 31, 2017, and shall continue in effect for successive twelve-month periods, provided that such continuance is specifically approved by a majority of the Trustees of the Mutual Fund Series Trust (the “Trust”). The waiver reflected in this letter agreement is intended to be continued for so long as the Fund remains a fund of funds. This agreement may only be terminated by the Fund's Board of Trustees on 60 days’ written notice to the Adviser.

Sincerely, /s/ Jerry Szilagyi Jerry Szilagyi, Managing Member Catalyst Capital Advisors LLC	Approved and accepted on behalf of the Fund, /s/ Tobias Caldwell Tobias Caldwell, Trustee Mutual Fund Series Trust